UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  PANACO, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   698106 10 1
                                 (CUSIP Number)

                                 Mark C. Licata
                       1300 Post Oak Boulevard, Suite 2000
                              Houston, Texas 77056
                                 (713) 986-7000
         (Name, Address and Telephone Number of the Person Authorized to
                       Receive Notices and Communications)

                                January 25, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box "[Graphic Omitted]"

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             CUSIP No. 698106 10 1

1. Name or Reporting Person Mark C. Licata I.R.S. Identification Nos. of above persons (entities only)

2.   Check the Appropriate  Box if a Member of a Group* (a) "[Graphic  Omitted]"
     (b) "[Graphic Omitted]"
3.   SEC use only

4.   Source of Funds* OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not Applicable

6.   Citizenship or Place of Organization U.S.A.

Number of shares beneficially owned by each reporting person with:

7.   Sole voting power 0

8.   Shared voting power 0

9.   Sole dispositive power 0

10.  Share dispositive power 0

11.  Aggregate amount beneficially owned by each reporting person 0

12.  Check box if the aggregate amount in row (11) excludes certain shares* r

13.  Percent of class represented by amount in row (11) 0%

14.  Type of reporting person* IN


                                  SCHEDULE 13D
                                (Amendment No. 1)


This Amendment No. 1 to Schedule 13D amends the Schedule 13D dated August 7, 1997 previously filed by Mark C. Licata, and is being filed pursuant to Rule 13d-2 of the Rules and Regulations of the Act.

Item 1.       Security and Issuer.

              Item 1 is hereby amended to read as follows:

This statement relates to the common stock, par value $0.01 per share ("Shares"), of PANACO, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1100 Louisiana Street, Suite 5100, Houston, Texas 77002.

Item 2.       Identity and Background.

Items 2(b) and 2(c) are hereby amended to read as follows:

(b)  1300 Post Oak Boulevard, Suite 2000, Houston, Texas 77056.

(c) Mr. Licata is currently an attorney with the law firm of Looper Reed Mark & McGraw Incorporated, 1300 Post Oak Boulevard, Suite 2000, Houston, Texas 77056.

Item 5.       Interest in Securities of the Issuer.

Item 5 is hereby amended to read as follows:

(a) As a result of the sale described under Item 5(c), Mr. Licata owns no Shares of the Issuer as of the date of this filing.

(b)  Not Applicable

(c) Pursuant to a Stock Purchase Agreement dated January 25, 1999 ("Agreement"), Mr. Licata privately sold 1,612,229 Shares to New Valley Corporation for an aggregate sale price of $1,860,000, or $1.1537 per Share. The Shares sold by Mr. Licata represent approximately 6.8% of the Issuer's total outstanding common stock as of September 30, 1998. In connection with the Agreement, Mr. Licata also assigned all registration rights with respect to the Shares and resigned from his position as a director of the Issuer.

(d)  Not Applicable.

(e)  Not Applicable.




                                                      SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Dated:   February 2, 1999


                                             /s/ Mark C. Licata
                                             (Signature)


                                              Mark C. Licata
                                              (Name)